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                              October 3, 2022

       Jagi Gill
       Chairman and Chief Executive Officer
       Viveon Health Acquisition Corp.
       3953 Holcomb Bridge Road
       Suite 200
       Norcross, GA 30092

                                                        Re: Viveon Health
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on From S-4
                                                            Filed September 20,
2022
                                                            File No. 333-266123

       Dear Jagi Gill:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed September 20, 2022

       Our Market Opportunity, page 186

   1. We note your response to comment 29 and reissue. Please revise your statement on page
                                                        187 to provide the
basis for your belief that you have a leadership position in the market.
                                                        Additionally, please
place your disclosure concerning your market opportunity in
                                                        appropriate context
with reference to your current market share.
 Jagi Gill
FirstName    LastNameJagi
Viveon Health    AcquisitionGill
                             Corp.
Comapany
October      NameViveon Health Acquisition Corp.
          3, 2022
October
Page 2 3, 2022 Page 2
FirstName LastName
2. We note your response to comment 30 and reissue. Please revise to provide the title of the
         FDA guidance for manufacturers of cell-based products and remove the statement that the
         FDA may begin to proactively issue regulatory guidance on approval pathways for manufacturers of regenerative medicines and therapies as such disclosure is speculative.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Suneva
Overview, page 214

3. We note your response to comment 33 and reissue. Make clear here and throughout your filing the extent to which you have been involved in the development and regulatory approval of the products you sell as distinct from the activities of third parties. Though we note your revisions stating you are not currently developing new products, your revised disclosure does not clearly address whether and how you have been involved in the development and approval of the products you sell.
General

4. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
 Jagi Gill
FirstName    LastNameJagi
Viveon Health    AcquisitionGill
                             Corp.
Comapany
October      NameViveon Health Acquisition Corp.
          3, 2022
October
Page 3 3, 2022 Page 3
FirstName LastName
       You may contact Gary Newberry at 202-551-3761 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Christine Westbrook at 202-551-5019 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Tahra Wright, Esq.